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                                                                       EXHIBIT 2

                                 [logo] N-VIRO
                        N-Viro International Corporation

NEWS RELEASE                                               FOR IMMEDIATE RELEASE
                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                N-Viro International Corporation
                                                                  (419) 535-6374


                        TOLEDO AND N-VIRO RENEW CONTRACT
                        --------------------------------

Toledo, Ohio, September 7, 1999 - J. Patrick Nicholson, CEO and Chairman of N-Viro International Corporation [NASDAQ/NVIC], announced today that Toledo and N-Viro have signed a five-year extension of N-Viro's contract to manage the N-Viro Soil(TM) facility located at the city's Bayview Wastewater Reclamation plant.

Toledo has the option to renew the contract for five additional years. N-Viro provides total management of all biosolids processed at the Toledo facility.

"The Toledo N-Viro Soil facility is now in its tenth year of operation and has received numerous state and federal awards and recognition," Nicholson said. "The Toledo facility is one of the most cost-effective `Exceptional Quality'
(EQ) facilities in the U.S. EQ is the highest standard of performance recognized by the U.S. Environmental Protection Agency in the treatment of wastewater residuals."

In addition to the Toledo operation, N-Viro co-owns two regional facilities and provides operating, technical and marketing services to a number of public and private licensees around the world.

According to Nicholson: "The Toledo facility serves as N-Viro's working model for the training of both national and international licensees. Today, more than 75 publicly owned treatment plants are processing wastewater residuals using N-Viro technology. The process pasteurizes disease-causing pathogens, fixates metals, immobilizes nutrients to reduce pollution run-off and leaching of waterways and ground water, and converts odorous sludge into a soil-like product."

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Annual production at the Toledo facility is approximately 50,000 tons of N-Viro
Soil. To produce this amount of material, it utilizes N-Viro's initial patented advanced alkaline stabilization technology, which usually includes aeration to achieve accelerated drying.

All material is sold or used by the city.

In addition to Toledo's advanced alkaline stabilization process, other N-Viro accelerated-drying options include: "Bio-Dry," a patented process to add mechanical drying in lieu of aeration; "Bio-Blend," a patented process to co-compost yard wastes using N-Viro Soil as a reagent; a patented bulk drying process currently being used by VFL Technology, Inc., at its Wilmington, Delaware, N-Viro facility; and an English patent-pending process which utilizes enclosed recycling with passive drying.

"All of these processes," Nicholson said, "offer unique operating options; and, in every case, an `EQ' marketable product with multiple sales opportunities is produced. Each ton of product is protected by a $5 million product insurance policy underwritten by N-Viro."


The Company cautions that words used in this document such as "expects," "anticipates," "believes" and "may," as well as similar words and expressions used herein, identify and refer to statements describing events that may or may not occur in the future. These forward-looking statements and the matters to which they refer are subject to considerable uncertainty that may cause actual results to be materially different from those described herein.


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